Exhibit 99.1

Hepsiburada Announces Independent Auditor Appointment

ISTANBUL, June 20, 2023 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (the “Company”) (NASDAQ: HEPS), a leading Turkish e-commerce platform, today announced that, on June 14, 2023, at the recommendation of the audit committee, the Company’s Board of Directors, appointed PwC Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. (“PwC”) as its independent registered public accounting firm for the audit of the consolidated financial statements of the Company with respect to the financial year of 2023, subject to approval by the general assembly of shareholders of the Company in accordance with the Turkish Commercial Code. The Company’s agreement with Guney Bagimsiz Denetim Ve Serbest Muhasebeci Mali Musavirlik A.S. with respect to the audit of the consolidated financial statements of the Company for the financial year of 2022 is scheduled to expire in the ordinary course at the date of the next general assembly of shareholders of the Company to be held in 2023.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting over 57 million members with approximately 180 million stock keeping units across over 30 product categories. Hepsiburada provides goods and services through its hybrid model combining first-party direct sales (1P model) and a third-party marketplace (3P model) with over 100,000 merchants.

With its vision of leading the digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers’ daily lives. Hepsiburada’s e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last-mile delivery and fulfilment services, advertising services, on-demand grocery delivery services, and payment solutions offered through Hepsipay, Hepsiburada’s payment companion and BNPL solutions provider. HepsiGlobal offers a selection from international merchants through its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the “Technology Empowerment for Women Entrepreneurs” programme in 2017, which has supported over 43,000 female entrepreneurs throughout Türkiye to reach millions of customers with their products.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com